UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated  August 5, 2009
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
 Form 20-F     ☐                    Form 40-F     ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes     ☐                    No      ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):
Yes     ☐                    No      ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     ☐                    No      ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-141478 AND 333-152607) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
The following documents are being submitted herewith:
•	Press Release dated July 20, 2009.
•	Press Release dated July 29, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: August 5, 2009	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE
Enbridge to Assist Enbridge Energy Partners with U.S. Alberta Clipper Funding
July 20, 2009 CALGARY, ALBERTA and HOUSTON — Enbridge Inc. (TSX/NYSE: ENB) and Enbridge Energy Partners (NYSE: EEP) (the “Partnership”) announced today that they have concluded a joint funding agreement under which Enbridge will effectively fund two-thirds of the $1.2 billion U.S. segment of the Alberta Clipper crude oil pipeline project.
Under the terms of the agreement, Enbridge will participate in the debt financing that EEP raises for the project, and will fund two-thirds of the project’s equity requirements directly into Enbridge Energy, Limited Partnership (EELP), the subsidiary of EEP which is constructing the project. Enbridge will be entitled to two-thirds of the earnings and cash flow which EELP generates from the base project. Enbridge and EEP will each have a right of first refusal on each other’s investment in the project, and EEP will retain the right to fund up to 100% of any expansion, and dilute Enbridge’s interest down correspondingly. The terms of the agreement were reviewed and approved by a committee of EEP’s independent directors.
“In addition to Alberta Clipper, EEP is undertaking a number of very attractive growth opportunities including the expansion of our North Dakota system to accommodate increased Bakken shale production, the recently completed Southern Access expansion of our crude oil mainline, and the Clarity gas pipeline; and there are further attractive opportunities in sight for both crude oil and natural gas infrastructure ,” said Terrance McGill, president of the Partnership’s management company and of its general partner.
“The joint funding arrangement for Alberta Clipper substantially reduces the equity required to complete the permanent funding for these projects down to a level that we can likely accommodate through sale of non-strategic assets, or a traditional private or public placement of Partnership units” Mr. McGill continued. “As a result, these projects should all be accretive and we will avoid the dilution which would otherwise result from a very large equity issue, given current market conditions. At the same time, with Enbridge participating in the debt which needs to be issued for Alberta Clipper, it will reduce our call on debt markets and should improve our borrowing rates.”
“EEP is now well positioned to consider new opportunities as they arise,” said Mr. McGill.

“The joint funding for the U.S. segment of Alberta Clipper is a win/win for Enbridge and EEP, and our shippers,” said Patrick D. Daniel, President and Chief Executive Officer, Enbridge Inc. “For shippers, it should result in lower tolls because EEP’s cost to finance the debt component of Alberta Clipper should be reduced. For Enbridge and EEP, it enables the project to be funded on a basis which will be accretive to both, compared to a dilutive equity offering by EEP. Based on Enbridge’s current capital plans, we have a substantial cushion of surplus equity to fund this investment as well as other opportunities that may become available.”
The Alberta Clipper project consists of a 36-inch diameter pipeline, and associated pumping and terminaling facilities, from Hardisty, Alberta to Superior, Wisconsin. The segment from Hardisty to the U.S. border is being undertaken by Enbridge Pipelines Inc., a wholly owned subsidiary of Enbridge Inc., at an estimated cost of Cdn $2.4 billion; and the segment from the U.S. border to Superior is being undertaken by EEP through EELP. Both segments are scheduled to be in service by mid-2010. The initial capacity of the line will be 450,000 barrels per day of heavy crude, expandable at very low cost, through the addition of pumping facilities, to 800,000 barrels per day.
Conference Call — Enbridge Inc.
Enbridge Inc. will hold a conference call on Monday, July 20, 2009 at 10:00 a.m. Eastern Daylight time (8:00 a.m. Mountain Daylight time) to discuss the agreement. Analysts, members of the media and other interested parties can access the call at +617-213-8840 or toll-free at 1-1-866-700-7477 using the access code of 17941098. The call will be audio webcast at www.enbridge.com.
A webcast replay will be available approximately two hours after the conclusion of the event and a transcript and downloadable MP3 podcast will be posted to the website within approximately 24 hours. The audio replay will be available at toll-free 1-888-286-8010 or +617-801-6888 for 7 days following the call. The access code for the replay is 36976916.
Conference Call — Enbridge Energy Partners
Enbridge Energy Partners will hold a conference call on Monday, July 20, 2009 at 9:00 a.m. Eastern Daylight time (8:00 a.m. Central Daylight time). Analysts, members of the media and other interested parties can access the call at +201-689-8568 or toll-free at 1-877-407-0782. The call will be audio webcast at: http://www.investorcalendar.com/IC/CEPage.asp?ID=147560.
A webcast replay will be available approximately two hours after the conclusion of the event and a downloadable MP3 podcast will be posted to the website within approximately 24 hours. The audio replay will be available at toll-free 1-877-660-6853 or +201-612-7415 until midnight on August 3, 2009. The account number for the replay is 286 and the conference ID is 328391.
About Enbridge
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.
About Enbridge Energy Partners
Enbridge Energy Partners, L.P. (www.enbridgepartners.com) owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the United States. Its principal crude oil system is the largest transporter of growing oil production from western Canada. The system’s deliveries to refining centers and connected carriers in the United States account for approximately 11 percent of total U.S. oil imports; while deliveries to Ontario, Canada satisfy approximately 60 percent of refinery demand in that region. The Partnership’s natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast area, deliver approximately 3 billion cubic feet of natural gas daily.
Enbridge Energy Management, L.L.C. (NYSE: EEQ) (www.enbridgemanagement.com) manages the business and affairs of the Partnership and its sole asset is an approximate 13 percent interest in the Partnership. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. of Calgary, Alberta, (NYSE: ENB) (TSX: ENB) (www.enbridge.com), is the general partner and holds an approximate 27 percent interest in the Partnership.
Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc

Jennifer Varey	Vern Yu
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 231-3946
Email: jennifer.varey@enbridge.com	Email: vern.yu@enbridge.com
Enbridge Energy Partners, L.P.

Larry Springer	Douglas Montgomery
Media	Investment Community
(713) 821-2253	Toll-free: 1-866-EEP INFO or 1-866-337-4636
Email: usmedia@enbridge.com	Email: eep@enbridge.com

NEWS RELEASE
Enbridge Announces US $500 million Walker Ridge Gathering System for Ultra Deepwater Discoveries in Gulf of Mexico
HOUSTON and CALGARY, Alberta (July 29, 2009) — Enbridge Inc. (TSX: ENB) (NYSE:ENB) today announced it has entered into Letters of Intent with Chevron USA, Inc. which could result in the expansion of its central Gulf of Mexico offshore pipeline system. Under the terms of the LOI, Enbridge proposes to construct, own and operate the Walker Ridge Gathering System (WRGS) to provide natural gas gathering services to the potential Jack, St. Malo and Big Foot ultra deepwater developments. The estimated cost of the WRGS is approximately US $500 million, subject to finalization of scope and definitive cost estimates.
“The Gulf of Mexico has long been a major producing region for North American oil and gas, and there is a significant trend towards ultra deepwater developments in the Gulf of Mexico,” said Patrick D. Daniel, President and Chief Executive Officer, Enbridge Inc. “The Walker Ridge Gathering System will tie in a new supply source for Enbridge’s Manta Ray and Nautilus offshore pipeline systems, enhancing Enbridge’s existing offshore pipeline business and establishing a strategic base for future growth opportunities in the ultra-deep Gulf of Mexico. In addition, the development of the new gathering system represents an attractive investment opportunity itself, with risk and return characteristics comparable to Enbridge’s normal business model.”
Mr. Daniel continued, “This latest addition to our portfolio of commercially secured projects is indicative of a variety of growth opportunities which are currently under development, supporting our expectation that we will be able to extend our 10% plus 2008-2013 average growth rate at a similar rate well beyond 2013. Enbridge has ample financial capacity to fund the equity component of this investment from internally generated cash flow and surplus balance sheet equity.”
The WRGS is expected to include approximately 190 miles of 8-inch,10-inch and/or 12-inch diameter pipeline at depths of up to 7,000 feet and will have a capacity of 100 million cubic feet per day (mmcf/d).
Enbridge offshore pipelines currently transport about 40 percent of all deepwater Gulf of Mexico natural gas production and include the UTOS, Stingray, Garden Banks, Nautilus, Manta Ray, Mississippi Canyon, Okeanos and Destin systems. Enbridge offshore assets include joint venture interests in 12 transmission and gathering pipelines in six major pipeline corridors in Louisiana, Mississippi and Alabama offshore waters of the Gulf of Mexico. The system moves on average approximately 30 percent of the Gulf of Mexico natural gas production at a rate of 2.5 billion cubic feet per day (bcf/d).

About Enbridge
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc. – U.S.
Media
Terri Larson
(713) 353-6317
Email: usmedia@enbridge.com
Enbridge Inc. – Canada
Media
Jennifer Varey
(403) 508-6563 or Toll Free: 1-888-992-0997
Email: jennifer.varey@enbridge.com
or
Enbridge Inc.
Investment Community
Vern Yu
(403) 231-3946
Email: vern.yu@enbridge.com
Website: www.enbridge.com